Exhibit 99.1

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2016 and 2015

Expressed in Canadian Dollars

(Unaudited)

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian dollars)

As at March 31, 2016 and December 31, 2015 (Unaudited)

	March 31,	December 31,
	2016	2015

Assets

Current assets:
Cash and cash equivalents	$16,981	$17,860
Trade and other receivables	13,162	12,576
Inventories (note 3)	8,229	8,536
Other current assets	1,454	1,110
Derivative assets (note 4)	737	-
	40,563	40,082
Non-current assets:
Mineral properties, plant and equipment	19,461	21,252
Exploration and evaluation assets	5,155	5,427
Intangible assets	51	111
Deferred tax asset	325	413
	$65,555	$67,285

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$5,031	$6,830

Non-current liabilities:
Reclamation and remediation provision	4,846	4,762
Deferred tax liability	3,909	3,998
	13,786	15,590

Shareholders’ equity:
Share capital	126,618	125,646
Reserves	14,700	11,137
Deficit	(89,549)	(85,088)
	51,769	51,695
	$65,555	$67,285

See accompanying notes to the condensed interim consolidated financial statements.

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Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of Canadian dollars, except per share data)

For the three months ended March 31, 2016 and 2015 (Unaudited)

	For the three months ended March 31,
	2016	2015

Revenue	$18,454	$20,250
Cost of sales
Production costs	10,708	13,598
Amortization and depletion	1,550	6,000
Share-based compensation	49	128
	12,307	19,726

Mine operating earnings	6,147	524

General and administrative expenses
Administrative expenses	1,658	2,074
Amortization and depletion	69	63
Share-based compensation	207	98
	1,934	2,235

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	1,836	772
Mine development costs	587	144
Share-based compensation	27	57
	2,450	973

Finance and other income (expense)
Interest income	30	139
Finance costs	(26)	(21)
Foreign exchange gain (loss)	(6,143)	5,966
Other income	23	26
	(6,116)	6,110

(Loss) income before income taxes	(4,353)	3,426

Income tax expense (recovery)	108	(162)

Net (loss) income for the period	$(4,461)	$3,588

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	3,580	(2,054)
Change in fair value of available-for-sale financial assets (net of tax)	4	-
	3,584	(2,054)
Total comprehensive (loss) income for the period	$(877)	$1,534

Earnings (loss) per share (note 7)
Basic and diluted	$(0.03)	$0.03

See accompanying notes to the condensed interim consolidated financial statements.

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Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2016 and 2015 (Unaudited)

	Share Capital		Reserves
	Number of shares (000’s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Income (deficit)	Total share- holders’ equity
Balance at January 1, 2015	139,562	$124,178	$13,056	$(2,537)	$(221)	$10,298	$(75,747)	$58,729
Share options exercised	12	13	(4)	-	-	(4)	-	9
Share-based compensation	-	-	283	-	-	283	-	283
Comprehensive income (loss)	-	-	-	(2,054)	-	(2,054)	3,588	1,534
Balance at March 31, 2015	139,574	$124,191	$13,335	$(4,591)	$(221)	$8,523	$(72,159)	$60,555

Balance at January 1, 2016	141,713	$125,646	$14,296	$(2,934)	$(225)	$11,137	$(85,088)	$51,695
Share options exercised	1,016	972	(304)	-	-	(304)	-	668
Share-based compensation	-	-	283	-	-	283	-	283
Comprehensive income (loss)	-	-	-	3,580	4	3,584	(4,461)	(877)
Balance at March 31, 2016	142,729	$126,618	$14,275	$646	$(221)	$14,700	$(89,549)	$51,769

See accompanying notes to the condensed interim consolidated financial statements.

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Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

For the three months ended March 31, 2016 and 2015 (Unaudited)

	Three months ended March 31,
	2016	2015

Cash flows from operating activities
Net income (loss) for the period	$(4,461)	$3,588
Items not involving cash:
Amortization and depletion	1,619	6,063
Unrealized foreign exchange loss (gains)	6,425	(4,816)
Income tax expense (recovery)	108	(162)
Share-based compensation	283	283
Other non-cash items (note 10)	15	(118)
Interest received	17	49
Income taxes paid	(5)	(60)
	4,001	4,827
Changes in non-cash working capital:
Increase in trade and other receivables	(1,353)	(2,946)
Decrease (increase) in inventories	(395)	94
Increase in other current assets	(374)	(636)
Increase (decrease) in trade and other payables	(1,516)	505
Net cash from operating activities	363	1,844

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(575)	(1,325)
Advances under Cangold Loan	-	(932)
Net cash used in investing activities	(575)	(2,257)

Cash flows from financing activities:
Proceeds from exercise of share options	668	9
Net cash from financing activities	668	9

Effect of foreign currency translation on cash and cash equivalents	(1,335)	1,130

Increase (decrease) in cash and cash equivalents	(879)	726
Cash and cash equivalents, beginning of period	17,860	17,968
Cash and cash equivalents, end of period	$16,981	$18,694

Supplemental cash flow information (note 10)

See accompanying notes to the condensed interim consolidated financial statements.

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Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2016 and 2015 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited (the “Company”) is a public company which is listed on the Toronto Stock Exchange and on the NYSE MKT LLC and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 – 200 Granville Street, Vancouver, BC.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within the Americas. The Company wholly owns two producing mining operations: the Topia Mine and the Guanajuato Mine Complex (“GMC”). The GMC comprises the Company’s Guanajuato Mine, the Cata processing plant, associated infrastructure, and the San Ignacio Mine. The Company also has three other mineral property interests in the exploration stage: the El Horcon and Santa Rosa projects located in Mexico, and the Coricancha Mine Complex (“Coricancha”) located in the Central Andes of Peru.

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2015, except as disclosed in note 5. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the last financial statements. Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

These condensed interim consolidated financial statements were approved by the Board of Directors on May 3, 2016.

Use of judgments and estimates

In preparing these interim financial statements, management has made judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015.

3.	Inventories

	March 31, 2016	December 31, 2015
Concentrate	$4,890	$4,256
Ore stockpile	221	688
Materials and supplies	3,033	3,515
Silver bullion	85	77
	$8,229	$8,536

The amount of inventory recognized as cost of sales for the three months ended March 31, 2016 and December 31, 2015 includes production costs and amortization and depletion directly attributable to the inventory production process.

Silver bullion inventory included reversal of previous write-down to net realizable value for the three months ended March 31, 2016 of $9 (2015 – write-down of $12) which was recognized as income in the period.

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Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2016 and 2015 (Unaudited)

4.	Derivative assets

A significant portion of the Company’s exploration, development and operating costs and administrative costs are incurred in Mexican pesos. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar in relation to the Mexican peso will consequently impact the financial performance of the Company. In an attempt to minimize the exposure to changes in the US dollar/Mexican peso exchange rate, the Company entered into forward contracts during the three months ended March 31, 2016 to purchase MXP190,000,000 (in exchange for US dollars at various pre-determined rates varying from MXP18.1750/USD to MXP18.803/USD) at various dates throughout the year ending December 31, 2016.

The fair value of the outstanding foreign currency forward contracts as at March 31, 2016 (MXP180,000,000) was estimated as an asset of $737, with the equivalent amount being recognized as a derivative gain as part of foreign exchange gains (losses) within the statement of comprehensive income.

5.	Mineral properties, plant and equipment

Change in estimate - useful life of the GMC

The carrying value of the Cata processing plant, the tailings dam, and other infrastructure associated with the GMC (collectively referred to as the “GMC assets”) are depreciated on a straight line basis over the estimated remaining useful life of the GMC. On February 22, 2016, the Company provided an update on the Mineral Resource for the GMC, following which management reviewed the remaining useful life of the GMC. The estimate of the useful life of the GMC was determined to be 3 years, an increase from the previous estimate of 1 year as at January 1, 2016. As a result, the depreciation recorded during the current quarter was approximately $179 less than would have been recorded prior to the change in estimate. Based on the carrying value of the GMC assets as at March 31, 2016, management estimated that the impact of the change in estimate of amortization expense on future periods, when compared to the amount that would have otherwise been recorded, is $716 per annum.

6.	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, short term investments, marketable securities, trade and other receivables, and trade and other payables. The carrying values of cash and cash equivalents, short term investments, trade and other receivables, foreign currency derivative contracts, and trade and other payables approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at March 31, 2016. The embedded derivative in trade accounts receivable is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

There have been no transfers between fair value levels during the reporting period.

The following table summarizes the Company’s financial instruments as at March 31, 2016:

	Available- for-sale financial assets	Loans and receivables	Financial assets at fair value through P&L	Financial liabilities at amortized cost	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$-	$16,981	$-	$-	$16,981	n/a
Marketable securities	9	-	-	-	9	Level 1
Trade and other receivables	-	13,162	-	-	13,162	Level 2
Derivative assets	-	-	737	-	737	Level 2

Financial Liabilities
Trade and other payables	$-	$-	$-	$5,031	$5,031	n/a

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Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2016 and 2015 (Unaudited)

7.	Earnings per share and diluted earnings per share

	Three months ended March 31
	2016	2015
Net income (loss) for the period	$(4,461)	$3,588
	(000’s )	(000’s	)
Basic weighted average number of shares outstanding	141,863	139,570
Effect of dilutive share options	-	141
Diluted weighted average number of shares outstanding	141,863	139,711
Loss per share:
Basic and diluted	$(0.03)	$0.03

All of the outstanding share options represent potentially dilutive shares and have not been included in the diluted earnings per share calculation for the years presented because the effect of including these shares would be anti-dilutive.

8.	Commitments and contingencies

(a)	Commitments

As of March 31, 2016, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$2,102	$248	$631	$599	$624
Drilling services	319	319	-	-	-
Consulting	21	21	-	-	-
Total commitments	$2,442	$588	$631	$599	$624

(b)	Contingencies

During the three months ended March 31, 2016, the Comision Nacional del Agua (“CONAGUA”), the Mexican federal agency responsible for water administration, required the Company to make formal applications for permits associated with the occupation and construction of the tailings facility at the GMC (the “Tailings Permits”). In response, the Company filed its applications and CONAGUA requested further technical information in order to process the application. The Company is in the process of compiling technical information relating to the construction of the tailings dam and the development of the tailings dam over time, including development that pre-dates the Company’s operations. The compilation, internal review, submission and CONAGUA’s review of such information, and such additional information as may be required by CONAGUA, may require several months to complete. The Company requires the Tailings Permits before it can expand the area of its tailings facility. The Company believes its current tailings footprint can be maintained for its current operations at the GMC until 2020. While the Company is confident that it will be able to obtain the Tailings Permits, there is no guarantee that it will complete the review process with CONAGUA without any actions that may suspend its operations. Nor is there any guarantee that the terms of such permits will be favorable to the Company. The failure to obtain a required permit could impact the Company’s ability to continue operating the tailings facility at the GMC.

9.	Related party transactions

(a)	Goods and services

The Company entered into the following related party transactions:

	Three months ended March 31
	2016	2015
Services provided to Cangold Limited and its subsidiary	$-	$(48)

The above transactions occurred in the normal course of operations and are measured at fair value. There were no related party balances outstanding as at March 31, 2016 or December 31, 2015.

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Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2016 and 2015 (Unaudited)

9.	Related party transactions - continued

(b)	Compensation of key management personnel

Key management includes the Company’s Directors, President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and the Vice Presidents. The amounts owing to key management personnel were included in trade and other payables. The Company is committed to making severance payments amounting to approximately $2,358 to certain officers and management in the event that there is a change of control of the Company.

	Three months ended March 31
	2016	2015
Salaries and benefits, consulting and management fees	$425	$420
Directors fees paid or accrued	77	92
Termination benefits	-	48
Share-based compensation	212	135
	$714	$695

10.	Supplemental cash flow information

(a)	Other non-cash items comprise the following:
	Three months ended March 31
	2016	2015
Non-cash amounts associated with reclamation provision (through P&L)	$45	$21
Interest income	(30)	(139)
	$15	$(118)

(b)	The non-cash investing and financing activities of the Company includes the following:

	Three months ended March 31
	2016	2015
Change in rehabilitation provision asset	$342	$597
Change in trade payables related to mineral properties, plant and equipment	27	9
	$369	$606

(c)	Undrawn credit facilities

On June 10, 2015, the Company announced that it had obtained a US$10.0 million credit facility from Auramet International LLC (“Auramet”). The facility has a term of one year and bears interest at a rate of LIBOR plus 5%. In addition, Auramet has also provided the Company with a US$0.5 million margin credit facility, should the Company wish to enter into any derivative instruments associated with commodities not being marketed to Auramet. The Company has not drawn down any amounts on these facilities.

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Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three months ended March 31, 2016 and 2015 (Unaudited)

11.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico, one exploration and one Corporate. Due to diversities in geography and production processes, the Company operates the GMC and the Topia Mine separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The GMC operations produce silver and gold, and the Topia operations produce silver, gold, lead and zinc.

	Operations
	GMC	Topia	Exploration(1)(2)	Corporate	Total
Three months ended March 31, 2016
External mineral sales	$14,630	$3,824	$-	$-	$18,454
Income (loss) before income taxes	5,322	83	(1,416)	(8,342)	(4,353)
Net income (loss)	5,320	83	(1,416)	(8,448)	(4,461)
Additions to non-current assets	408	194	-	-	602

March 31, 2016
Total assets	$24,623	$16,272	$2,705	$21,955	$65,555
Total liabilities	$6,691	$2,560	$22	$4,513	$13,786

	Operations
	GMC	Topia	Exploration(1)(2)	Corporate	Total
Three months ended March 31, 2015
External mineral sales	$-	$4,102	$-	$16,148	$20,250
Intersegment revenue	16,148	-	-	-	16,148
Intersegment elimination	(16,148)	-	-	-	(16,148)
Income (loss) before income taxes	365	153	(139)	3,047	3,426
Net income (loss)	310	112	(139)	3,305	3,588
Additions to non-current assets	1,171	145	-	-	1,316

December 31, 2015
Total assets	$22,365	$17,158	$6,406	$21,356	$67,285
Total liabilities	$7,209	$3,080	$103	$5,198	$15,590

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa, El Horcon, Coricancha Mine Complex and the GDLR Project.
(2)	In May 2015, the Company expanded its geographic reach to Peru. As of March 31, 2016, the non-current assets associated with this geographic segment had a carrying value of $2,203 (December 31, 2015 - $2,018).

12.	Subsequent event

On April 21, 2016, the Company announced that it had entered into an At-the-Market Offering agreement. The Company has the discretion during the term of the agreement to sell common shares of the Company to a maximum gross sales proceeds of US$10.0 million. The Company intends to use the net proceeds from this offering to fund operating, development and exploration expenditures at its mining operations and projects, for possible acquisitions, and for general corporate and working capital purposes. Depending on the market conditions for the Company’s shares and anticipated capital needs, the Company may complete a portion or the full amount of the offering.

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